Exhibit 99.1

MATERIAL EVENT

In accordance with Articles 9 and 10 of the Securities Market Law 18,045, Corpbanca hereby informs the market and the general public that at its Extraordinary General Shareholders’ Meeting held on October 15, 2009, shareholders elected a new board of directors, comprised of the following persons:

Directors:		Alternate Directors:
1.	Alvaro Saieh Bendeck	1.	Juan Rafael Gutierrez Avila
2.	Jorge Andres Saieh Guzman	2.	Hector Valdes Ruiz
3.	Fernando Massu Tare
4.	Fernando Aguad Dagach
5.	Julio Barriga Silva
6.	Brian O’Neill
7.	Segismundo Schulin-Zeuthen Serrano
8.	Jorge Selume Zaror
9.	Hernan Somerville Senn

Santiago, October 2009